ENDO, INC.

1400 ATWATER DRIVE

MALVERN, PA 19355

VIA EDGAR

July 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Tara Harkins

Kevin Kuhar

Tyler Howes

Alan Campbell

Re: Endo, Inc.

Registration Statement on Form S-1, as amended (the “Registration Statement”)

File No. 333-280767

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Endo, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 2:00 p.m., Eastern Time, on July 31, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (212) 735-3259, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Endo, Inc.

/s/ Matthew J. Maletta
Name: Matthew J. Maletta
Title: Executive Vice President, Chief Legal Officer and Secretary

cc:	Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP

Eric Scarazzo, Gibson, Dunn & Crutcher LLP